UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Versar, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

925297103

(CUSIP Number)

Alexander M. Wolf

Kingswood Capital Management, LLC

11777 San Vicente Blvd.

Suite 650

Los Angeles, CA 90049

Telephone: (424) 744-8238

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 22, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 925297103

1	Names of Reporting Persons KINGSWOOD CAPITAL MANAGEMENT, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 2,259,033(1) (2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,259,033(1) (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,259,033(1) (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 20.3% (1) (2)

14	Type of Reporting Person OO

(1)         Includes 1,008,365 shares of the Issuer’s common stock (“Common Stock”) issuable upon the exercise of  the  Warrant (hereafter defined), which is currently exercisable.

Kingswood Capital Management, LLC, a Delaware limited liability company (“KCM”) and Bank of America, N.A. (“Seller”) entered into a Warrant Purchase Agreement dated as of September 22, 2017 (the “Purchase Agreement”) pursuant to which KCM purchased  the Common Stock Purchase Warrant dated as of August 9, 2017 (the “Warrant”) from Seller.  The Warrant entitles KCM to purchase from Versar, Inc. (the “Issuer”) a number of shares of the Issuer’s Common Stock equal to nine and nine tenths percent (9.9%) of the sum of (a) the number of shares of Common Stock actually outstanding at the time of exercise, plus (b) the number of shares of Common Stock issuable upon exercise of options outstanding at such time, plus (c) the number of shares of Common Stock issuable upon conversion or exchange of any convertible securities of the Issuer outstanding at such time, in each case, regardless of whether such options or convertible securities are actually exercisable at such time, at an exercise price per share of $0.01.   The aggregate number of shares of Common Stock issuable upon exercise of the Warrant represents 9.9 % of  the 10,097,259  shares of Common Stock outstanding, plus 88,250 shares of Common Stock issuable upon unvested RSU awards and shares of restricted stock to members of the Issuer’s Board of Directors and employees.  The foregoing numbers of shares of Common Stock outstanding and underlying RSU awards were provided by the Issuer to KCM and are as of the close of business on September 22, 2017, the most recent practical date. The 1,008,365 shares issuable upon exercise of the Warrant represents approximately 9.1% of all shares of Common Stock outstanding on September 22, 2017.

(2)         Beneficial ownership of an aggregate of 1,250,668 shares of the Common Stock, is being reported hereunder solely because the Reporting Persons (as defined below) may be deemed to have beneficial ownership of such shares of Common Stock by virtue of the Tender and Support Agreements described in Items 3, 4 and 5 of this Schedule 13D (collectively, the “Tender and Support Agreements”).  The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock subject to the Tender and Support Agreements.  The aggregate number of shares of Common Stock that are subject to the Tender and Support Agreements represent approximately 12.4% of all shares of Common Stock outstanding on September 22, 2017.

SCHEDULE 13D

CUSIP No. 925297103

1	Names of Reporting Persons KINGSWOOD GENESIS FUND I, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 2,259,033(3), (4)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,259,033(3), (4)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,259,033(3), (4)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 20.3% (3), (4)

14	Type of Reporting Person HC, OO

(3)         Includes 1,008,365 shares of Common Stock issuable upon the exercise of  the  Warrant, which is currently exercisable.

The Warrant entitles KCM to purchase from the Issuer a number of shares of Common Stock equal to nine and nine tenths percent (9.9%) of the sum of (a) the number of shares of Common Stock actually outstanding at the time of exercise, plus (b) the number of shares of Common Stock issuable upon exercise of options outstanding at such time, plus (c) the number of shares of Common Stock issuable upon conversion or exchange of any convertible securities of the Issuer outstanding at such time, in each case, regardless of whether such options or convertible securities are actually exercisable at such time, at an exercise price per share of $0.01.   The aggregate number of shares of Common Stock issuable upon exercise of the Warrant represents 9.9 % of  the 10,097,259  shares of Common Stock outstanding, plus 88,250 shares of Common Stock issuable upon unvested RSU awards and shares of restricted stock to members of the Issuer’s Board of Directors and employees. The foregoing numbers of shares of Common Stock outstanding and underlying RSU awards and shares of restricted stock were provided by the Issuer to KCM and are as of the close of business on September 22, 2017, the most recent practical date. The 1,008,365 shares issuable upon exercise of the Warrant represents approximately 9.1% of all shares of Common Stock outstanding on September 22, 2017.

(4)   Beneficial ownership of an aggregate of 1,250,668 shares of the Common Stock, is being reported hereunder solely because the Reporting Persons (as defined below) may be deemed to have beneficial ownership of such shares of Common Stock by virtue of the Tender and Support Agreements described in Items 3, 4 and 5 of this Schedule 13D (collectively, the “Tender and Support Agreements”).  The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock subject to the Tender and Support Agreements.  The aggregate number of shares of Common Stock that are subject to the Tender and Support Agreements represent approximately 12.4% of all shares of Common Stock outstanding on September 22, 2017.

SCHEDULE 13D

CUSIP No. 925297103

1	Names of Reporting Persons KW GENESIS MERGER SUB, INC.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 2,259,033(5), (6)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,259,033(5), (6)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,259,033(5), (6)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 20.3% (5), (6)

14	Type of Reporting Person CO

(5)         Includes 1,008,365 shares of the Common Stock issuable upon the exercise of  the  Warrant, which is currently exercisable.

The Warrant entitles KCM to purchase from the Issuer a number of shares of Common Stock equal to nine and nine tenths percent (9.9%) of the sum of (a) the number of shares of Common Stock actually outstanding at the time of exercise, plus (b) the number of shares of Common Stock issuable upon exercise of options outstanding at such time, plus (c) the number of shares of Common Stock issuable upon conversion or exchange of any convertible securities of the Issuer outstanding at such time, in each case, regardless of whether such options or convertible securities are actually exercisable at such time, at an exercise price per share of $0.01.   The aggregate number of shares of Common Stock issuable upon exercise of the Warrant represents 9.9 % of  the 10,097,259  shares of Common Stock outstanding, plus 88,250 shares of Common Stock issuable upon unvested RSU awards and shares of restricted stock to members of the Issuer’s Board of Directors and employees. The foregoing numbers of Shares outstanding and underlying RSU awards were provided by the Issuer to KCM and are as of the close of business on September 22, 2017, the most recent practical date. The 1,008,365 shares issuable upon exercise of the Warrant represents approximately 9.1% of all shares of Common Stock outstanding on September 22, 2017.

(6)         Beneficial ownership of an aggregate of 1,250,668 shares of the Common Stock, is being reported hereunder solely because the Reporting Persons (as defined below) may be deemed to have beneficial ownership of such shares of Common Stock by virtue of the Tender and Support Agreements described in Items 3, 4 and 5 of this Schedule 13D (collectively, the “Tender and Support Agreements”).  The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock subject to the Tender and Support Agreements.  The aggregate number of shares of Common Stock that are subject to the Tender and Support Agreements represent approximately 12.4% of all shares of Common Stock outstanding on September 22, 2017.

SCHEDULE 13D

CUSIP No. 925297103

1	Names of Reporting Persons ALEXANDER M. WOLF

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 2,259,033(7), (8)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,259,033(7), (8)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,259,033(7), (8)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 20.3% (7), (8)

14	Type of Reporting Person IN

(7)         Includes 1,008,365 shares of the Common Stock issuable upon the exercise of  the  Warrant, which is currently exercisable.

The Warrant entitles KCM to purchase from the Issuer a number of shares of Common Stock equal to nine and nine tenths percent (9.9%) of the sum of (a) the number of shares of Common Stock actually outstanding at the time of exercise, plus (b) the number of shares of Common Stock issuable upon exercise of options outstanding at such time, plus (c) the number of shares of Common Stock issuable upon conversion or exchange of any convertible securities of the Issuer outstanding at such time, in each case, regardless of whether such options or convertible securities are actually exercisable at such time, at an exercise price per share of $0.01.   The aggregate number of shares of Common Stock issuable upon exercise of the Warrant represents 9.9 % of  the 10,097,259  shares of Common Stock outstanding, plus 88,250 shares of Common Stock issuable upon unvested RSU awards and shares of restricted stock to members of the Issuer’s Board of Directors and employees. The foregoing numbers of shares of Common Stock  outstanding and underlying RSU awards were provided by the Issuer to KCM and are as of the close of business on September 22, 2017, the most recent practical date. The 1,008,365 shares issuable upon exercise of the Warrant represents approximately 9.1% of all shares of Common Stock outstanding on September 22, 2017.

(8)         Beneficial ownership of an aggregate of 1,250,668 shares of the Common Stock, is being reported hereunder solely because the Reporting Persons (as defined below) may be deemed to have beneficial ownership of such shares of Common Stock by virtue of the Tender and Support Agreements described in Items 3, 4 and 5 of this Schedule 13D (collectively, the “Tender and Support Agreements”).  The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock subject to the Tender and Support Agreements.  The aggregate number of shares of Common Stock that are subject to the Tender and Support Agreements represent approximately 12.4% of all shares of Common Stock outstanding on September 22, 2017.

Item 1.         Security and Issuer

This statement relates to the Common Stock, par value $0.01 per share (the “Shares”), issued by Versar, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 6850 Versar Center, Springfield, Virginia 22151.

Item 2.         Identity and Background

This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by KCM, Kingswood Genesis Fund I, LLC, a Delaware limited liability company and an affiliate of KCM (“Parent”), KW Genesis Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”) and Alexander M. Wolf, a United States citizen (“Mr. Wolf” and, together with KCM, Parent and Merger Sub, the “Reporting Persons”). The address of the principal business and the principal office of each of the Reporting Persons is 11777 San Vicente Blvd., Suite 650, Los Angeles, California 90049.

KCM is a middle market private equity firm.  The principal business of  KCM is the performance of investment management and advisory services.  Parent is principally engaged in the business of being the holding company of Merger Sub.  Merger Sub is principally engaged in the business of acquiring and holding the Common Stock.  The principal business of Mr. Wolf  is to serve as the managing member of KCM.

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration

The Warrant was purchased by KCM with working capital.  KCM used $15,000 to purchase the Warrant reported in this Schedule 13D.

The Tender and Support Agreements described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) were entered into by Versar, Parent, Merger Sub and each of the Supporting Stockholders (as defined below in Item 4).  The Subject Shares (as defined below in Item 4) have not been purchased by any Reporting Person and no payments were made by or on behalf of any Reporting Person in connection with the execution of the Tender and Support Agreements.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.

Item 4.         Purpose of Transaction

On September 22, 2017, Parent, the Issuer and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Parent has agreed to cause Merger Sub to commence a cash tender offer (the “Offer”) to purchase all of the outstanding Shares at a price per Share equal to $0.15 per share (the “Offer Price”), net to the seller in cash, without interest and subject to any required tax withholding.

The Offer will initially expire at midnight (New York City time) on the date that is twenty five (25) business days following the commencement of the Offer. Under certain circumstances, Merger Sub will extend the Offer on one or more occasions in accordance with the terms set forth in the Merger Agreement and the applicable rules and regulations of the United States Securities and Exchange Commission (the “SEC”). Merger Sub will not be required to extend the Offer beyond December 18, 2017.

The consummation of the Offer, and the obligation of Merger Sub to accept for payment and pay for Common Stock tendered pursuant to the Offer, are subject to: (a) there being validly tendered in the Offer and not properly withdrawn prior to the expiration date of the Offer that number of shares of Common Stock which, together with the number of shares of Common Stock (if any) then owned by Parent or any of its wholly-owned direct or indirect Subsidiaries, including Merger Sub, represents at least a majority of the Common Stock then outstanding and no less than a majority of the voting power of the shares of capital stock of the Issuer then outstanding and entitled to vote upon the adoption of the Merger Agreement and approval of the Merger, as defined below (excluding from the number of tendered shares of Common Stock, but not from the number of outstanding shares of Common Stock, Common Stock tendered pursuant to guaranteed delivery procedures (to the extent such procedures are permitted by Merger Sub) that have not yet been delivered in settlement or satisfaction of such guarantee) (collectively, the “Minimum Condition”), and (b) the satisfaction by the Issuer or waiver by Merger Sub (to the extent permitted by the Merger Agreement) of certain customary conditions and requirements, including the accuracy of the Issuer’s representations and warranties, subject to certain materiality qualifiers, the performance in all material respects of the Issuer’s covenants and agreements set out in the Merger Agreement and the absence of a Company Material Adverse Effect, as defined in the Merger Agreement. The consummation of the Offer is not subject to any financing condition.

Subject to the satisfaction of (a) and (b) above, Merger Sub shall, and Parent shall cause Merger Sub to, (i) on the expiration date of the Offer (as such period may be extended pursuant to the Merger Agreement), accept for payment all shares of Common Stock validly tendered and not properly withdrawn pursuant to the Offer, and (ii) no more than three (3) Business Days thereafter, pay for all such Common Stock. Following consummation of the Offer, the Merger Agreement provides for the merger of Merger Sub with and into the Issuer (the “Merger,” and together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”). The Merger will be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), without a meeting or vote of stockholders of the Issuer. Upon the filing of a certificate of merger with the Secretary of State of the State of Delaware with regard to the Merger (such date, the “Effective Time”), the Merger will be completed, and the Issuer will become a direct, wholly owned subsidiary of Parent (the “Surviving Corporation”).

In the Merger, each issued and outstanding share of Common Stock, other than shares of Common Stock owned by Parent, Merger Sub, or any of their respective subsidiaries, or by stockholders who have validly exercised their appraisal rights under Section 262 of the DGCL, will be converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and subject to any applicable withholding taxes.

The purpose of the Offer is to acquire control of, and ultimately following the Merger, the entire equity interest in, the Issuer while allowing the Issuer’s stockholders an opportunity to receive the Offer Price promptly by tendering their Shares into the Offer. After the consummation of the Offer, Parent and Merger Sub intend to consummate the Merger as soon as practicable, subject to the satisfaction or waiver of certain conditions. At the Effective Time, (i) the certificate of incorporation of the Issuer immediately prior to the Effective Time will be the certificate of incorporation of the Surviving Corporation, (ii) the bylaws of the Issuer immediately prior to the Effective Time will be the bylaws of the Surviving Corporation and (iii) the directors of Merger Sub and the officers of the Issuer immediately prior to the Effective Time will be the initial directors and officers of the Surviving Corporation.

Following the Merger, the Shares will no longer be traded on the NYSE American or the OTC Bulletin Board, there will be no public market for the Shares, and registration of the Shares under the Exchange Act will be terminated.

Except as set forth in this statement and in connection with the Merger described above, the Reporting Persons do not have any plan or proposals that relate to or would result in any of the transactions described in Item 4 of this Schedule 13D.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement. A copy of the Merger Agreement, as amended, listed as Exhibit 2.1 hereto, is incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 27, 2017.

Versar, Parent and Merger Sub entered into Tender and Support Agreements with each director and certain executive officers of Versar (each a “Supporting Stockholder”), each dated as of October 2, 2017 (collectively, the “Tender and Support Agreements”).  Pursuant to the Tender and Support Agreements, each Supporting Stockholder has agreed to tender, and not withdraw, all Shares beneficially owned by him or her as of the date of the Tender and Support Agreement or acquired by after such date (collectively, the “Subject Shares”) no later than five business days after the commencement of the Offer. None of the Reporting Persons paid any consideration to the Supporting Stockholders in connection with the execution and delivery of the Tender and Support Agreements.

The Supporting Stockholders have also agreed to vote the Subject Shares against certain alternative corporate transactions, each as more fully described in the Tender and Support Agreements, until (i) the Offer expires without Merger Sub having accepted for payment shares of Common Stock tendered into the Offer or (ii) the Tender and Support Agreements are terminated in accordance with their terms.  In furtherance of the Supporting Stockholders’ covenants under the Tender and Support Agreements, the Supporting Stockholders agreed to appoint Parent as their attorney-in-fact and proxy to vote the Supporting Stockholders’ Subject Shares against the corporate transactions described in the immediately preceding sentence.

Shared voting power with respect to the Subject Shares may be deemed to have been acquired through execution of the Tender and Support Agreements. The Reporting Persons have not expended any funds in connection with the execution of the Tender and Support Agreements.

Schedule A attached hereto contains the names and number of Shares beneficially held by each Supporting Stockholder (as represented to Parent and Merger Sub by each such Supporting Stockholder).

The foregoing description of the Tender and Support Agreements does not purport to be complete and is qualified in its entirety by reference to such agreements.  A copy of the form of the Tender and Support Agreement entered into by each Supporting Stockholder, listed as Exhibit 2.3 hereto, is incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 2, 2017.

The Offer has not yet commenced. The foregoing is neither an offer to purchase nor a solicitation of an offer to sell Shares, nor is it a substitute for the tender offer materials that Parent and Merger Sub will file with the SEC upon commencement of the Offer. At the time the Offer is commenced, Parent and Merger Sub will file with the SEC a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the Offer, and following commencement of the Offer, the Issuer will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer.  The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. HOLDERS OF ISSUER SECURITIES ARE URGED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF ISSUER SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Issuer securities at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov.

Item 5.         Interest in Securities of the Issuer

(a)         The aggregate number of Shares to which this Schedule 13D relates is 2,259,033 Shares, constituting approximately 20.3% of the outstanding Shares, which percentage is based upon (i) a total of 10,097,259 Shares outstanding as of September 22, 2017, as provided by the Issuer to KCM, and (ii) the exercise of the Warrant and the issuance of 1,008,365 Shares.

(b)         As a result of KCM’s purchase of theWarrant, the Reporting Persons may be deemed to possess shared voting power and shared dispositive power over, and therefore, beneficially own for purposes of Rule 13d-3, the 1,008,365 Shares issuable upon exercise of the Warrant.

As a result of entering into the Tender and Support Agreements, the Reporting Persons may be deemed to possess shared voting power and shared dispositive power over, and therefore, beneficially own for purposes of Rule 13d-3, the 1,250,668 Shares (as represented to Parent and Merger Sub by the Supporting Stockholders) beneficially owned by the Supporting Stockholders as describe in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference).

The Reporting Persons are not entitled to any rights as stockholders of the Issuer as to the Shares covered by the Tender and Support Agreements, except as otherwise expressly provided in the Tender and Support Agreements. Notwithstanding the foregoing, the Reporting Persons hereby disclaim beneficial ownership of the Subject Shares and this Schedule 13D shall not be construed as an admission by the Reporting Persons that the Reporting Persons are, for any or all purposes, the beneficial owners of the Subject Shares.

(c)          Except for the purchase of the Warrant and the execution of the Merger Agreement and the Tender and Support Agreements described above, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by the Reporting Persons.

(d)         Other than the Supporting Stockholders, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e)          Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments hereto.   A copy of such agreement is listed as Exhibit 99.1 hereto and is incorporated by reference herein.

KCM and Bank of America, N.A. (“Seller”) entered into a Warrant Purchase Agreement dated as of September 22, 2017 (the “Purchase Agreement”) pursuant to which KCM purchased  the Common Stock Purchase Warrant dated as of August 9, 2017 (the “Warrant”) from Seller.  The Warrant entitles KCM to purchase from the Issuer a number of shares of the Issuer’s Common Stock equal to nine and nine tenths percent (9.9%) of the sum of (a) the number of shares of Common Stock actually outstanding at the time of exercise, plus (b) the number of shares of Common Stock issuable upon exercise of options outstanding at such time, plus (c) the number of shares of Common Stock issuable upon conversion or exchange of any convertible securities of the Issuer outstanding at such time, in each case, regardless of whether such options or convertible securities are actually exercisable at such time, at an exercise

price per share of $0.01.   The aggregate number of shares of Common Stock issuable upon exercise of the Warrant represents 9.9 % of  the 10,097,259  shares of Common Stock outstanding, plus 88,250 shares of Common Stock issuable upon unvested RSU awards and shares of restricted stock to members of the Issuer’s Board of Directors and employees.  The foregoing numbers of shares of Common Stock outstanding and underlying RSU awards were provided by the Issuer to KCM and are as of the close of business on September 22, 2017, the most recent practical date.

KCM intends to exercise the Warrant and transfer the Shares issued thereunder to Merger Sub.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement.  A copy of the Purchase Agreement is listed as Exhibit 2.2 hereto and is incorporated by reference herein.

The information set forth under Items 3, 4 and 5 above and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference.

Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the Reporting Persons or between the Reporting Persons and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.         Material to Be Filed as Exhibits

2.1

Amended and Restated Agreement and Plan of Merger, dated as of September 22, 2017, by and among Kingswood Genesis Fund I, LLC, KW Genesis Merger Sub, Inc. and Versar, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Versar, Inc. with the SEC on September 27, 2017).

2.2	Warrant Purchase Agreement, dated as of September 22, 2017, between Kingswood Capital Management, LLC and Bank of America, N.A.*

2.3	Form of Tender and Support Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Versar, Inc. with the SEC on October 2, 2017).

99.1	Joint Filing Agreement, dated as of September 28, 2017, by and among Kingswood Capital Management, LLC, Kingswood Genesis Fund I, LLC, KW Genesis Merger Sub, Inc. and Alexander M. Wolf.*

*                 Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KINGSWOOD CAPITAL MANAGEMENT, LLC

Date: October 2, 2017	/s/ Alexander M. Wolf
	Name:	Alexander M. Wolf
	Title:	Managing Member

KINGSWOOD GENESIS FUND I, LLC

Date: October 2, 2017	/s/ Alexander M. Wolf
	Name:	Alexander M. Wolf
	Title:	President

Date: October 2, 2017	KW GENESIS MERGER SUB, INC.

/s/ Alexander M. Wolf
	Name:	Alexander M. Wolf
	Title:	President
Date: October 2, 2017

/s/ Alexander M. Wolf
Alexander M. Wolf

SCHEDULE A

Stockholder Name	Stockholder Title	Number of Shares Beneficially Owned(1)
Paul J. Hoeper	Director	139,090
Robert L. Durfee	Director	602,913
James L. Gallagher	Director	66,890
Amoretta M. Hoeber	Director	65,290
Amir A. Metry	Director	83,019
Anthony L. Otten	Director, Chief Executive Officer	128,442
Frederick M. Strader	Director	33,500
Jeffrey A. Wagonhurst	Director, President and Chief Executive Officer	84,846
Linda M. McKnight	Senior Vice President, Business Development	23,998
James D. Villa	Senior Vice President, General Counsel, Secretary, Chief Compliance Officer	22,680

(1)         As of September 22, 2017, as provided by the Supporting Stockholders.